SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2024

Commission file number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein.

99.1	Magic Software Results of Annual and Special General Meeting Held on July 31st, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31st, 2024	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Magic Software Results of Annual and Special General Meeting Held on July 31st,2024

CONTENTS

On July 31st,2024, Magic Software Enterprises Ltd. (“we,” “us” or the “Company”) held its annual and special general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on five proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on June 24th, 2024. Based on the presence in person or by proxy of holders of our outstanding ordinary shares constituting a quorum, each of the following Proposals (proposal 1 through 5 described in the Proxy Statement) was duly adopted by the requisite majority under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.	To re-elect Mr. Guy Bernstein, nominee to the Company’s Board of Directors, or the Board, to serve as a director of the Company until the next annual general meeting of shareholders of the Company: approved;

2.	To re-elect Ms. Naamit Salomon, nominee to the Company’s Board of Directors, to serve as a director of the Company until the next annual general meeting of shareholders of the Company: approved;

3.	To re-elect Mr. Avi Zakay, nominee to the Company’s Board of Directors, to serve as a director of the Company until the next annual general meeting of shareholders of the Company: approved;

4.	To re-elect Mr. Sami Totah, an independent director, to serve as a director on the Board of Directors until the next annual general meeting of shareholders of the Company: approved;

5.	To replace Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, and appoint, in its stead, of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, as the Company’s independent auditor for the year ending December 31, 2024, and that the Company’s Board of Directors, with power of delegation to the audit committee thereof, be, and hereby is, authorized to determine the remuneration of BDO Israel, in accordance with the volume and nature of such firm’s services: approved;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31st, 2024	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

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